Room 4561
						January 6, 2006

Charles R. Osenbaugh
President, CEO and CFO
Timeline, Inc.
3055 112th Avenue N.E., Ste. 106
Bellevue, WA 98004

Re:	Form 10-KSB for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	Form 8-K Filed September 2, 2005
	File No. 1-13524

Dear Mr. Osenbaugh:

      We have reviewed your response letter dated September 20,
2005
and have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed September 2, 2005

1. We note your response to our prior comment no. 2 where you indicate that the consideration for the non-compete agreement is not tied to the promissory note of $520,000 and likewise, the $480,000 note from the prior sale of stock was not directly encumbered.
The
Company argues that you consider the notes will be collectible based upon the financial strength of the buyer and guarantor. You also argue that while the notes are subject to indemnification claims made due to breaches of the covenants, the Company does not intend to breach such covenants (including the non-compete agreement).
Based
on these arguments, we agree with your conclusions that the gain should not be deferred based on the collectibility of the notes. However, the same arguments you are using to support the collectibility of the notes does not support the deferral of the gain from the non-compete agreements. Again, you indicate that it is not probable that the non-compete agreement will be breached and therefore, the Staff continues to believe that the earnings process is substantially complete and accordingly, the gain applicable to such agreement should be recognized upon the sale of the assets as discontinued operations. Furthermore, even if you could support the gain deferral, the amortization of such gain would not be revenues to the Company; rather, such amounts would be recognized in discontinued operations. If the Company believes that a contingency exists as a result of a probable liability due to the breach of such contract, then you should recognize an expense and an offsetting liability pursuant to SFAS 5. However, since you indicate that the breach is not probable, we would not expect the Company to record such a contingency. Therefore, please revise your September 30, 2005 Form
10-Q to include the full $480,000 as gain on sale of discontinued operations at the time of sale.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Charles R. Osenbaugh
Timeline, Inc.
January 6, 2006
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